UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Tutor Perini Corporation
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
901109 108
(CUSIP Number)
Ronald N. Tutor Tutor Perini Corporation 15901 Olden Street Sylmar, California 91342 (818) 362-8391
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 901109 108               SCHEDULE 13D               Page  2 of 9

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
RONALD N. TUTOR
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,422,900
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
18,422,900
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,456,155
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.7%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 901109 108                SCHEDULE 13D               Page 3 of 9
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
THE RONALD N. TUTOR SEPARATE PROPERTY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,272,900
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
18,272,900
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,272,900
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.3%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 901109 108                 SCHEDULE 13D               Page 4 of 9
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
RONALD N. TUTOR 2009 DYNASTY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,033,255
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,033,255
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,033,255
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 901109 108               SCHEDULE 13D               Page 5 of 9

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the information set forth in Schedule 13D that was originally filed on September 8, 2008, (the “Schedule 13D”) as amended by Amendment No. 1 previously filed on March 19, 2010 relating to their beneficial ownership of shares of Common Stock of Tutor Perini Corporation, a Massachusetts corporation.  Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment relates to the disposition of 800,000 shares of Common Stock by the Ronald N. Tutor Separate Property Trust, a California Trust (the "SPT") and the loan of 500,000 shares of Common Stock from the SPT to the Ronald N. Tutor 2009 Dynasty Trust (the "DT").  The SPT gifted 200,000 shares of Common Stock and sold 600,000 shares of Common Stock, resulting in a decrease of shares of Common Stock beneficially owned by Mr. Tutor by an identical amount.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

The following information hereby is added to the existing disclosure:

    On June 9, 2010 the SPT disposed of 800,000 shares of Common Stock by the SPT.  The SPT gifted 200,000 shares of Common Stock and sold 600,000 shares of Common Stock, resulting in a decrease of shares of Common Stock beneficially owned by Mr. Tutor by an identical amount.

Other than as described in this Schedule 13D, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

Item 5 hereby is replaced in its entirety with the following:

The following information is based on a total of 49,048,044 shares of Common Stock outstanding as of May 4, 2010, as reported by the Issuer in the Quarterly Report on Form 10-Q filed by the Issuer on May 10, 2010.

CUSIP No. 901109 108               SCHEDULE 13D                Page 6 of 9

(a), (b)

As of the date hereof, the Reporting Persons may be deemed to have beneficial ownership over shares of Common Stock as set forth below, and each such Reporting Person has sole voting and dispositive power with respect to all shares shown as being beneficially owned by him, except as otherwise indicated.

(i)           Mr. Tutor may be deemed to have beneficial ownership of 20,456,155 shares of Common Stock, or 41.7%, with respect to which Mr. Tutor has sole voting power and sole dispositive power over 18,422,900 of such shares.  Mr. Tutor directly owns 150,000 shares.

Mr. Tutor may be deemed to have beneficial ownership of 18,272,900 shares of Common Stock owned by the SPT.  Mr. Tutor is the sole beneficiary and trustee of the SPT.  The shares that Mr. Tutor may be deemed to beneficially own also include 2,033,255 shares of Common Stock owned by the DT, of which Mr. Tutor’s issue are the beneficiaries, John Barrett is trustee with sole voting and dispositive power with respect to the Common Stock held by the DT.  Mr. Tutor is the trust advisor to the DT, in which position Mr. Tutor has sole discretion to remove and replace the trustee, as well as the sole authority to reacquire or exchange the property of the DT, including the Common Stock, by substituting property of equal value.

(ii)           The SPT may be deemed to have beneficial ownership of 18,272,900 shares of Common Stock, or 37.3%.  However, such Reporting Person does not have any sole or shared voting or dispositive power with respect to such shares of Common Stock and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the SPT that it is the beneficial owner of any of the Common Stock held by Ronald N. Tutor or the DT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(iii)           The DT may be deemed to have acquired beneficial ownership of 2,033,255 shares of Common Stock, or 4.1%, in connection with the transfer described in Item 4 herein.  Such Reporting Person has sole or shared voting or dispositive power with respect to such shares of Common Stock; however, the trust advisor to the Reporting Person retains the authority to reacquire the Common Stock from the DT and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the DT that it is the beneficial owner of any of the Common Stock held by Ronald N. Tutor or the SPT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)

Transactions in the Common Stock effected by the Reporting Persons in the 60 days prior to the date of this Schedule 13D are described in Schedule A and incorporated herein by reference.

(d)

Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 901109 108                SCHEDULE 13D               Page  7 of 9

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Item 6 of the Schedule 13D hereby is deleted and replaced in its entirety as follows:

The SPT and DT have entered into an arrangement whereby the SPT loaned 500,000 shares to the DT for one year, settleable only in Common Stock.  Except as described in this Schedule 13D or the Exhibits hereto or, with respect to the Reporting Persons, none of the Reporting Persons presently has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

None.

CUSIP No. 901109 108               SCHEDULE 13D               Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2010

/s/ Ronald N. Tutor
RONALD N. TUTOR

RONALD N. TUTOR SEPARATE
PROPERTY TRUST

/s/ Ronald N. Tutor
BY:  RONALD N. TUTOR
ITS:  TRUSTEE

RONALD N. TUTOR 2009
DYNASTY TRUST

/s/ John D. Barrett
BY:  JOHN D. BARRETT
ITS:  TRUSTEE

SCHEDULE A

Party	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Ronald N. Tutor Separate Property Trust	06/09/2010	600,000	$16.68	Disposition of Common Stock Pursuant to Rule 144*
Ronald N. Tutor Separate Property Trust	06/09/2010	200,000	$0	Gift of Common Stock
Ronald N. Tutor Separate Property Trust	06/01/2010	500,000	N/A	Loan of Common Stock to Ronald N. Tutor 2009 Dynasty Trust

* Each sale above has also previously been reported on a Form 4 as required pursuant to Section 16 of the Securities Exchange Act of 1934.